FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May, 2003

Commission File Number: 001-09531

Telefónica, S.A.

(Translation of registrant's name into English)

Gran Vía, 28

28013 Madrid, Spain

3491-459-3050

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Telefónica's share capital reduction	3

"Telefónica, S.A.", as provided in article 82 of the Spanish Stock Market Law (Ley del Mercado de Valores) hereby reports the following:

SIGNIFICANT EVENT

The Board of Directors of Telefónica, S.A., at its meeting of May 28th, 2003, resolved to execute the resolution adopted by the company's shareholders in their Annual General Meeting of April 11th, 2003 regarding a capital reduction by the cancellation of own shares recorded as treasury stock.

The Board of Directors has therefore declared 101,140,640 of the own shares of Telefónica, S.A. to be cancelled, reducing the company's share capital by the sum of 101,140,640 euros. This also means rewording Article 5 of the By-laws, relative to share capital, which now stands at 4,955,891,361 euros, made up of an equal number of ordinary shares, all of a single series and with a nominal value of one (1) euro per share, totally paid in.

This share capital reduction is being charged to reserves, and does not involve the return of contributions as the company itself is the owner of the cancelled shares, and the purpose of the operation is to cancel own shares held as treasury stock.

To this end, pursuant to the terms of Article 167.3 of the Spanish Law of Corporations (Ley de Sociedades Anónimas), and so as not to apply the right of objection envisaged in article 166 thereof, a redeemed capital reserve has been established for an amount equal to the nominal value of the cancelled shares (101,140,640 euros), which may only be distributed under the same conditions as those imposed for share capital reductions.

In the next few days, the Company will execute the relevant deed of capital reduction and register it in the Mercantile Register (Registro Mercantil). In accordance with current legislation, it will then apply for stock market delisting of the 101,140,640 shares cancelled.

The Board of Directors of Telefónica, S.A. also agreed, at its meeting of May 28th, 2003, to formally constitute the International Affairs Committee of the Board. The new committee will be chaired by independent outside director Mr. José Fernando de Almansa Moreno-Barreda. Its remaining members will be outside directors Mr. Alfonso Ferrari Herrero and Mr. Enrique Used Aznar (independents), Mr. Gregorio Villalabeitia Galarraga (owner of shares in the company) and executive director Mr. Luis Lada Díaz.

The basic mission of the International Affairs Committee will be to inform the Board more fully about international matters with a bearing on the performance of Grupo Telefónica.

Madrid, May 29th, 2003

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date:	May 29th, 2003	By:	/s/ Antonio Alonso Ureba
			Name:	Antonio Alonso Ureba
			Title:	General Secretary and Secretary to the Board of Directors